

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Jeffrey C. Hines
Chief Executive Officer and Chairman
Hines Global Income Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

     Re: Hines Global Income Trust, Inc.
          Registration Statement on Form S-11
          Filed December 4, 2020
          File No. 333-251136

Dear Mr. Hines:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Alice L. Connaughton